THAT CHRISTMAS MOVIE LLC

Balance Sheet
as of
December 31, 2017

ASSETS

CASH	$	635,729
PROPERTY AND EQUIPMENT	$	5,500
TOTAL ASSETS	$	641,229

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	$	0
SHAREHOLDERS' EQUITY Revenue Participation rights		635,729
TOTAL LIABILITY AND EQUITY		635,729

INCOME	$	0
OPERATING EXPENSES	$	70,214
NET INCOME (LOSS)	$	(70,214)

CASH FLOW FROM OPERATING ACTIVITIES

Net Income (Loss)	$	(70,214)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$	(70,214)

CASH FLOWS FROM INVESTING ACTIVITIES

From Revenue Participation Rights	$	705,943
Cash balance at beginning of year	$	0
Cash balance at end of year	$	635,729

NOTES:

That Christmas Movie LLC continued to raise funds for the purpose of producing a motion picture. The motion picture (currently titled "I'll Be Next Door for Christmas") was filmed in February and March of 2018. The film is in post production as of April 2018, and expects to be fully finished by August of 2018.

The film has received offers of distribution and the company will vigorously pursue all means of exploitation of the motion picture.

The goal continues to be to develop and maintain an income stream from the intellectual property of the film.